Condensed Consolidated Interim Financial Statements

of Almaden Minerals Ltd.

Third Quarter Ended September 30, 2011

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of Almaden Minerals Ltd. for the nine months ended September 30, 2011 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)

	September 30,	December 31,
	2011	2010
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 14)	19,974,205	16,087,832
Accounts receivable and prepaid expenses (Note 4)	1,008,100	538,400
Marketable securities (Note 5)	795,930	1,851,883
Short term investment	—	2,000,000
Inventory (Note 6)	274,768	274,768
Assets classified as held for sale (Notes 18 and 20)	104,989	9,083,633
	22,157,992	29,836,516

Non-current assets
Investments in associates (Note 7)	11,210,585	941,276
Exploration and evaluation assets deposit (Note 9(h)(vi))	138,929	138,929
Reclamation deposit	129,764	124,764
Property, plant and equipment (Note 8)	1,066,122	862,725
Exploration and evaluation assets (Note 9)	8,825,332	4,439,145
	21,370,732	6,506,839
TOTAL ASSETS	43,528,724	36,343,355

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	677,233	372,889
Deferred exploration advances payable	—	156,956
Liabilities directly associated with assets classified as held for sale	—	119,636
	677,233	649,481
EQUITY
Share capital (Note 10)	71,120,942	62,853,930
Reserves (Note 10)	8,561,342	7,010,251
Deficit	(36,830,793)	(34,170,307)
	42,851,491	35,693,874
TOTAL EQUITY AND LIABILITIES	43,528,724	36,343,355
Commitments and contingencies (Note 15)
Subsequent events (Note 20)

These consolidated financial statements are authorized for issue by the Board of Directors on November 10, 2011.
They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/James E. McInnes
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of comprehensive income (loss)
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue
Interest income	31,146	4,672	133,004	11,639
Other income	27,929	13,740	52,529	148,952
	59,075	18,412	185,533	160,591
Expenses (income)
Write-down of interest in mineral properties	55,146	113,692	241,379	711,805
Income on mineral property options	(4,127,166)	(153,483)	(4,127,166)	(1,908,431)
General and administrative expenses (Schedule 1)	456,936	281,992	1,396,719	1,010,475
General exploration expenses	185,105	156,136	663,482	479,749
Share-based payments	434,000	717,400	4,879,100	1,657,300
	(2,995,979)	1,115,737	3,053,514	1,950,898
Operating income (loss)	3,055,054	(1,097,325)	(2,867,981)	(1,790,307)

Other income (loss)
Gain (loss) on equity investment (Note 7)	(32,195)	(3,271)	186,152	(62,158)
Loss on dilution of equity investments (Note 7)	(125)	(59,691)	(123,093)	(145,416)
Gain (loss) on sale of marketable securities	53,850	(46,931)	149,069	(253,880)
Gain (loss) on sale of property, plant and equipment	357	—	(9,374)	2,825
Foreign exchange gain (loss)	50,070	(60,984)	(15,259)	(90,842)
Income (loss) before income taxes	3,127,011	(1,268,202)	(2,680,486)	(2,339,778)
Income tax recovery	—	—	20,000	—

Net income (loss) for the period	3,127,011	(1,268,202)	(2,660,486)	(2,339,778)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax of nil	(236,541)	93,480	(477,211)	(445,949)
Reclassification adjustment relating to available-for-sale financial assets disposed of in the period, net of tax of nil	(55,047)	45,731	(148,028)	251,135
Other comprehensive income (loss) for the period	(291,588)	139,211	(625,239)	(194,814)

Total comprehensive income (loss) for the period	2,835,423	(1,128,991)	(3,285,725)	(2,534,592)

Basic and diluted net income (loss) per share (Note 13)	0.05	(0.03)	(0.05)	(0.05)

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Operating activities
Net (loss) gain for the period	3,127,011	(1,268,202)	(2,660,486)	(2,339,778)
Items not affecting cash
Deferred income tax recovery	—	—	(20,000)	—
Loss (gain) on equity investment	32,195	3,271	(186,152)	62,158
Loss on dilution	125	59,691	123,093	145,416
Depreciation	60,532	37,636	174,060	106,681
Loss (gain) on sale of marketable securities	(53,850)	46,931	(149,069)	253,880
Income on mineral property options	(4,127,166)	(153,483)	(4,127,166)	(1,908,431)
Write-down of interest in mineral properties	55,146	113,692	241,379	711,805
Share-based payments	434,000	717,400	4,879,100	1,657,300
Loss on sale of property, plant and equipment	(357)	—	9,374	(2,825)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(314,504)	(37,615)	(469,700)	196,319
Accounts payable and accrued liabilities	256,804	1,079,272	304,344	932,832
Deferred exploration advances payable	(156,956)	160,646	(156,956)	160,646
Net cashed used in operating activities	(687,020)	759,239	(2,038,179)	(23,997)
Investing activities
Reclamation deposit	(5,000)	—	(5,000)	(40,764)
Marketable securities
Purchases	—	—	—	(1,550)
Net proceeds	106,768	165,557	579,783	473,565
Short-term investment	—	(2,000,000)	2,000,000	(2,000,000)
Property, plant and equipment
Purchases	(104,797)	(305,779)	(401,853)	(384,097)
Net proceeds	357	—	15,022	5,190
Assets classified as held for sale	—	—	(276,070)	—
Mineral properties
Costs	(1,460,020)	(2,298,908)	(4,505,322)	(3,875,409)
Net proceeds	2,933,750	—	2,933,750	—
Net cash used in investing activities	1,471,058	(4,439,130)	340,310	(5,823,065)
Financing activities
Issuance of shares, net of share issue costs	269,900	9,079,840	5,584,242	10,544,841
Net cash from financing activities	269,900	9,079,840	5,584,242	10,544,841

Net cash inflow	1,053,938	5,399,949	3,886,373	4,697,779
Cash and cash equivalents, beginning of period	18,920,267	12,440,501	16,087,832	13,142,671
Cash and cash equivalents, end of period	19,974,205	17,840,450	19,974,205	17,840,450
Supplemental cash and cash equivalents information - Note 14

Interest paid	—	—	—	—
Interest received	31,146	4,672	133,004	11,639
Taxes paid	—	—	—	—
Taxes received	—	—	—	—

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2010	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	680,000	542,400	-	-	-	-	-	542,400
Fair value of share options allocated to shares issued on exercise	-	324,700	(324,700)	-	-	(324,700)	-	-
Share-based payments	-	-	1,657,300	-	-	1,657,300	-	1,657,300
Private placements	4,810,821	9,318,152	-	35,500	-	35,500	-	9,353,652
Shares issued for cash on exercise of warrants	505,658	666,507	-	-	-	-	-	666,507
Fair value of warrants allocated to shares issued on exercise	-	218,455	-	(218,455)	-	(218,455)	-	-
Total comprehensive loss for the period	-	-	-	-	(194,814)	(194,814)	(2,339,778)	(2,534,592)
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	-	-
Balance, September 30, 2010	54,969,624	61,947,823	5,909,123	975,771	(931,173)	5,953,721	(33,045,433)	34,856,111
Shares issued for cash on exercise of stock options	215,000	377,100	-	-	-	-	-	377,100
Fair value of share options allocated to shares issued on exercise	-	208,550	(208,550)	-	-	(208,550)	-	-
Share-based payments	-	-	451,500	-	-	451,500	-	451,500
Private placements	81,200	(84,141)	-	-	-	-	-	(84,141)
Shares issued for cash on exercise of warrants	234,998	316,873	-	-	-	-	-	316,873
Fair value of warrants allocated to shares issued on on exercise	-	87,725	-	(87,725)	-	(87,725)	-	-
Total comprehensive loss for the period	-	-	-	-	901,305	901,305	(1,124,874)	(223,569)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	-	-	-	-	-	4,922,900
Fair value of share options allocated to shares issued on exercise	-	2,546,300	(2,546,300)	-	-	(2,546,300)	-	-
Share-based payments	-	-	4,879,100	-	-	4,879,100	-	4,879,100
Private placements	100,000	360,743	-	-	-	-	-	360,743
Shares issued for cash on exercise of warrants	300,999	280,599	-	-	-	-	-	280,599
Fair value of warrants allocated to shares issued on on exercise	-	156,470	-	(156,470)	-	(156,470)	-	-
Total comprehensive loss for the period	-	-	-	-	(625,239)	(625,239)	(2,660,486)	(3,285,725)
Balance, September 30, 2011	57,931,821	71,120,942	8,484,873	731,576	(655,107)	8,561,342	(36,830,793)	42,851,491

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

1.	Nature of operations and continuance of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. During the nine months ended September 30, 2011, the Company incurred a net loss of $2,660,486 (2010 – $2,339,778). At September 30, 2011, the Company had cash and cash equivalents of $20 million and working capital of $21.5 million. The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, general positive cash flows, and ultimately the achievement of profitable operations. These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

2.	Basis of preparation

(a)	Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2010 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

2.	Basis of preparation (Continued)

(b)	Basis of preparation (continued)

New accounting standards and interpretations

Certain new accounting standards, amendments to standards and interpretations have been issued. These standards have been assessed not to have a significant impact on the Company’s financial statements.

-	IFRS 7 (Amendment) Clarification of required level of disclosure(i)
-	IFRS 9 New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(ii)
-	IAS 24 Related Party Disclosure(i)
-	IAS 1 (Amendment) Clarification of statement of changes in equity(i)
-	IAS 34 (Amendment) Disclosure requirements for significant events and transactions(i)

(i) Effective for annual periods beginning on or after January 1, 2011
(ii)Effective for annual periods beginning on or after January 1, 2013 with a proposal to defer the effective date to January 1, 2015

3.	Significant accounting policies

These unaudited consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2010.

These unaudited consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2010. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine month period ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2011	2010
Accounts receivable	$886,613	$327,321
HST receivable	80,774	187,300
Allowance for doubtful accounts	(75,030)	(75,030)
Prepaid expenses	115,743	98,809
	$1,008,100	$538,400

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

5.	Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss. During the nine months ended September 30, 2011, the Company determined that $Nil (2010 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold bullion (2010 – 1,597) which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at September 30, 2011 is $2,671,120 (December 31, 2010 - $2,268,986).

7.	Investment in associates

The investment in associates is comprised of the following:

	September 30,	December 31,
	2011	2010
Investment in Tarsis Resources Ltd.	$1,018,533	$941,276
Investment in Gold Mountain Mining Corporation	10,192,052	-

	$11,210,585	$941,276

(i)	Tarsis Resources Ltd.

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000. In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties. As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000. Almaden retained a 2% net smelter royalty (“NSR”) over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator. Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296. In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%. In the year ended December 31, 2009, Almaden’s interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476. In the year ended December 31, 2010, Almaden’s interest in Tarsis decreased from 27.6%

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

7.	Investments in associates (Continued)

(i)	Tarsis Resources Ltd. (Continued)

to 16.6% resulting in the recognition of a loss on dilution of $168,449. In the nine months ended September 30, 2011, Almaden’s interest in Tarsis decreased from 16.6% to 14.95% resulting in the recognition of a loss on dilution of $123,093.

Almaden has one director and one officer in common with Tarsis. Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Tarsis’ loss during the nine months ended September 30, 2011 in the amount of $43,190 (2010 - $62,158). The Company also recorded an unrealized gain of $243,540 resulting from Tarsis financing undertaken in the year. The fair value of the investment at September 30, 2011 is $1,353,000 (December 31, 2010 - $2,214,000).

During the nine months ended September 30, 2011, the Company charged Tarsis $59,830 (2010 - $39,979) for office rent and various expenses. These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Tarsis for its years ended October 31, 2010 and 2009:

	October 31
	2010	2009
Total Assets	$5,899,166	$4,835,003
Total Liabilities	$97,732	$114,468
Revenue	$-	$-
Loss	$1,218,650	$323,389

(ii)	Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) (formerly Beanstalk Capital Inc.) acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR in the project. Under the terms of the agreement, Almaden received 37 million common shares of Gold Mountain. As part of the transaction, Almaden assigned and sold 8.25 million common shares of Gold Mountain at $0.355 per share for gross proceeds of $2,928,750 and now holds 28.75 million common shares of Gold Mountain. Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and director of Almaden) became Directors of Gold Mountain.

Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s loss during the nine months ended September 30, 2011 in the amount of $14,198 (2010 - $Nil). The fair value of the investment at September 30, 2011 is $25,875,000 (December 31, 2010 - $Nil).

During the nine months ended September 30, 2011, the Company charged Gold Mountain $271,602 (2010 - Nil) for expenditures relating to the Elk project and IP services undertaken on behalf of Gold Mountain. These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Gold Mountain for its years ended December 31, 2010 and 2009:

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

7.	Investments in associates (Continued)

(ii)	Gold Mountain Mining Corporation (Continued)

	December 31
	2010	2009
Total Assets	$1,205,781	$-
Total Liabilities	$69,890	$-
Revenue	$-	$-
Loss	$49,505	$-

8.	Property, plant and equipment

	Auto equip.	Furniture & fixtures	Computer hardware	Computer software	Geological library	Field equip.	Mill equip.	Leasehold improve.	Drill equip.	Total
	$	$	$	$	$	$	$	$	$	$
Cost
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	323,264	27,181	760,180	2,556,693

Additions	92,720	570	42,533	26,135	—	12,792	—	—	227,103	401,853

	(55,143)	—	—	—	—	—	(323,264)	—	—	(378,407)
Disposals
September 30, 2011	507,395	139,195	313,394	160,053	65,106	380,532	—	27,181	987,283	2,580,139

Accumulated depreciation
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	—	26,059	345,022	1,370,704

Disposals	(30,747)	—	—	—	—	—	—	—	—	(30,747)

Depreciation	39,790	3,276	13,918	17,123	1,795	22,903	—	842	74,413	174,060
September 30, 2011	318,051	120,317	243,369	87,374	54,930	243,640	—	26,901	419,435	1,514,017

Carrying amounts
December 31, 2010	160,810	21,584	41,410	63,667	11,971	147,003	—	1,122	415,158	862,725
September 30, 2011	189,344	18,878	70,025	72,679	10,176	136,892	—	280	567,848	1,066,122

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

9.	Exploration and evaluation assets

	Elk	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$	$

Opening Balance
(December 31, 2010)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	487,935	2,085,908
Additions	—	—	—	—	—	—	—	—	78,288	78,288
Write-down of deferred acquisition costs	—	—	—	—	—	—	—	—	(4,497)	(4,497)

Proceeds from options	(1,075,694)	—	—	—	—	—	—	—	—	(1,075,694)
Closing Balance (September 30, 2011)	—	46,451	148,254	4,321	41,988	231,059	1	50,205	561,726	1,084,005

Deferred Exploration Costs Opening Balance(December 31, 2010)	7,684,675	1,063,665	369,339	72,840	136,844	1,382,454	—	443,237	(39,448)	11,113,606
Costs incurred during the period
Drilling and related costs	—	210,444	—	—	—	1,495,758	—	—	—	1,706,202
Professional/technical fees	115,086	—	11,939	11,612	9,866	471,355	285	2,128	63,772	686,043

Claim maintenance/lease cost	17,866	15,580	29,058	1,216	24,020	117,955	52,616	13,168	206,942	478,421
Geochemical	8,972	—	—	—	—	655,355	—	—	8,278	672,605
Travel and accommodation	20,172	—	—	12,177	22,477	221,842	—	3,964	26,996	307,628
Geology, engineering	105,902	76,315	—	—	—	158,576	—	—	9,450	350,243
Salaries and wages	—	—	—	—	2,408	158,558	3,248	135	5,860	170,209
Supplies and misc.	1,565	35	552	2,823	10,521	142,412	—	880	11,837	170,625
Geophysical, geosciences	—	—	218,000	—	130,500	201,504	—	—	16,273	566,277
Reclamation, environmental	47,630	—	—	—	7,000	2,056	—	—	—	56,686
Recoveries	(950,952)	—	—	—	(156,956)	—	—	(20,023)	—	(1,127,931)
Write-down of deferred exploration	—	—	—	—	—	—	(56,149)	—	(180,733)	(236,882)
costs

Proceeds from options	(2,928,750)	—	—	—	—	—	—	(11,500)	—	(2,940,250)
Income from mineral property	(4,122,166)	—	—	—	—	—	—	—	(5,000)	(4,127,166)
options

	(7,684,675)	302,374	259,549	27,828	49,836	3,625,371	—	(11,248)	163,675	(3,267,290)
Closing Balance (September 30, 2011)	—	1,366,039	628,888	100,668	186,680	5,007,825	—	431,989	124,227	7,846,316

	—	1,412,490	777,142	104,989	228,668	5,238,884	1	482,194	685,953	8,930,321
	—
Reclassified to Assets Held for Sale (Note 18)		—		(104,989)	—	—	—	—	—	(104,989)
	—	1,412,490	777,142	—	228,668	5,238,884	1	482,194	685,953	8,825,332

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

9.	Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)	Elk

On February 15, 2011, the Company entered into an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) (formerly Beanstalk Capital Inc.) will acquire 100% of the Elk gold deposit. Almaden will retain a 2% NSR in the project. Under the terms of the Agreement, Almaden received 37 million common shares of Gold Mountain. Closing of the transaction was completed on July 26, 2011.

(b)	ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(c)	Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(d)	Caballo Blanco / El Cobre

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. In consideration for Almaden’s 30% interest in Caballo Blanco, Goldgroup paid to Almaden a cash consideration of US$2,500,000 and issued to Almaden 7,000,000 of its common shares. An additional 7,000,000 of its common shares will be issued to Almaden under the following conditions: 1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project, 2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold, 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold and 2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold. The aforementioned Goldgroup shares are subject to certain statutory and holding periods.

Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company owns 100% interest in the El Cobre property.

(e)	Tuligtic

The Company acquired a 100% interest in the Tuligtic property. During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”) to earn a 60% interest in the property. Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years. In February 2010, Antofagasta terminated its option on the property.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

9.	Exploration and evaluation assets (Continued)

(f)	San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share. During the year ended December 31, 2010 these warrants expired unexercised. The write-down recognized in 2011 is $56,149 (2010 - $254,159).

(g)	Caldera

The Company acquired a 100% interest in the Caldera property by staking. During the year ended December 31, 2010, the Company entered into an agreement with Windstorm Resources Inc. (“Windstorm”) to earn a 60% interest in the property. Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(h)	Other

(i) Nicoamen River

The Company staked and acquired a 100% interest in the Nicoamen River property. During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”) to earn a 60% interest. Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange. In June 2011, Fairmont terminated its option on the property.

(ii) Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii) Merit

The Company acquired a 100% interest in the Merit property by staking. During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest. Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

(iv) Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim. During the nine months ended September 30, 2011, the Company entered into an agreement with G4G Resources Ltd. (“G4G”) to earn a 60% interest in the property. G4G would have to pay the Company $50,000, incur exploration expenditures of US$6,000,000 and issue 3,000,000 shares to the Company within five years. This agreement is subject to regulatory approval. The write-down recognized in 2011 is $Nil (2010 - $58,022).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

9.	Exploration and evaluation assets (Continued)

(h)	Other (Continued)

(v) Bufa

The Company staked and acquired a 100% interest in the Guadalupe claim. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”) to earn a 60% interest. Lincoln has to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years. In February 2010, the Company sold its 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000). The Company retains a 2% NSR.

(vi) Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim. An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright. The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased. The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest. Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii) Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”) to earn a 60% interest. Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years. During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena. The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600). The joint venture retains a 2% NSR interest in the property.

(ix) Other write-downs of interest in mineral properties
The Company wrote down its interest in other mineral properties in aggregate by $185,230 during the nine months ended September 30, 2011 (2010 - $400,074).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

10.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2011, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placement issues of common shares during the nine months ended September 30, 2011:

The Company issued 100,000 common flow-through shares on February 24, 2011 on a private placement basis at a price of $4.00 per share, after incurring issue costs of $19,257. Cash commissions totalling $4,800 were paid. The premium above market value on the shares issued was $20,000.

(c)	Warrants

The continuity of warrants for the period ended September 30, 2011 is as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2010	Granted	Exercised	cancelled	2011
December 17, 2011	$0.85	236,000	-	236,000	-	-
December 17, 2011	$1.40	1,180,500	-	-	-	1,180,500
March 16, 2011	$1.25	40,000	-	40,000	-	-
June 29, 2011	$1.20	24,999	-	24,999	-	-
		1,481,499	-	(300,999)	-	1,180,500

Weighted average exercise price		$1.30	-	$0.93	-	$1.40

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2011, the Company had reserved 278,182 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2011 vested on the date granted. The continuity of stock options for the nine months ended September 30, 2011 is as follows:

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2010	Granted	Exercised	cancelled	2011
July 6, 2011	$2.50	1,695,000	-	1,695,000	-	-
November 22, 2011	$2.73	100,000	-	-	-	100,000
March 25, 2012	$3.90	-	45,000	-	-	45,000
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$2.52	50,000	-	50,000	-	-
December 13, 2012	$4.30	25,000	-	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,090,000	-	50,000	-	1,040,000
April 7, 2015	$0.94	35,000	-	35,000	-	-
June 21, 2015	$1.00	240,000	-	-	-	240,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	355,000	-	150,000	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	175,000	-	50,000	-	125,000
June 8, 2016	$3.29	-	2,320,000	-	-	2,320,000
August 15, 2016	$2.93	-	200,000	-	-	200,000
Options outstanding and exercisable		4,980,000	2,565,000	2,030,000	-	5,515,000

Weighted average exercise price		$1.95	$3.04	$2.43	-	$2.39

The weighted average grant date fair value of 45,000 stock options granted on March 25, 2011 was $1.34. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 1.72%; expected life of 1 year; expected volatility of 90.17%; and expected dividends of $Nil.

The weighted average grant date fair value of 2,320,000 stock options granted on June 8, 2011 was $1.89. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.10%; expected life of 5 years; expected volatility of 76.58%; and expected dividends of $Nil.

The weighted average grant date fair value of 200,000 stock options granted on August 15, 2011 was $2.17. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 1.30%; expected life of 5 years; expected volatility of 77.10%; and expected dividends of $Nil.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

11.	Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Elk property in British Columbia and is estimated to be settled in 4 years at the earliest. The estimated total undiscounted amount to settle the asset retirement obligation is $152,073. This amount has been discounted using a pre-tax discount rate of 6.25 percent. See also Note 18 Assets Classified as Held for Sale.

	September 30,	December 31,
	2011	2010
Opening balance	-	135,016
- Accretion during the period	4,642	8,108
- Adjustment to estimate	-	(23,488)
- Transferred to liabilities held for sale	(4,642)	(119,636)
	-	-

12.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the former Vice-President-Mining. The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Salaries and short-term employee benefits	$121,898	$118,418	$451,398	$359,081
Share based compensation	108,500	327,000	2,329,250	935,250
Directors’ fees	-	-	33,000	33,000
	$230,398	$445,418	$2,813,648	$1,327,331

(b)	Other related party transactions

i) Tarsis Resources Ltd. (“Tarsis”)
Tarsis has a Director, Gerald Carlson, and one officer, Mark T. Brown, the Company’s former Chief Financial Officer and now a director, in common with Almaden, and Almaden owns 14.95% of Tarsis’s common shares (See Note 7).

During the nine months ended September 30, 2011, the Company charged Tarsis $59,830 (2010 - $39,979) for office rent and various expenses. These amounts were valued at the exchange amount agreed to by the parties. At September 30, 2011, Tarsis owed the Company $24,609 (2010 - $13,922).

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

12.	Related party transactions and balances (“Continued”)

(b)	Other related party transactions (“Continued”)

ii) Gold Mountain Mining Corporation (“Gold Mountain”)
Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 44.7% of Gold Mountain’s common shares (See Note 7).

During the nine months ended September 30, 2011, the Company charged Gold Mountain $271,602 (2010 - $Nil) for exploration expenditures relating to the Elk project and surveys undertaken on behalf of Gold Mountain. These amounts were valued at the exchange amount agreed to by the parties. At September 30, 2011, Gold Mountain owed the Company $271,602 (2010 - $Nil).

iii) Windstorm Resources Ltd. (“Windstorm”)
Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

iv) ATW Resources Ltd. (“ATW”)
Almaden owns a 50% interest in this company which holds title in trust for a mineral property. The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

13.	Net income (loss) per share

Basic and diluted net income (loss) per share

The calculation of basic and diluted net income (loss) per share for the three months ended September 30, 2011 was based on the income attributable to common shareholders of $3,127,011 (2010 – ($1,268,202)) and a weighted average number of common shares outstanding of 57,900,136 (2010 – 51,026,631).

The calculation of basic and diluted net loss per share for the nine months ended September 30, 2011 was based on the loss attributable to common shareholders of $2,660,486 (2010 – $2,339,778) and a weighted average number of common shares outstanding of 56,961,118 (2010 – 49,840,081).

Diluted net income (loss) per share did not include the effect of 5,515,000 stock options and 1,180,500 warrants (2010 – 4,895,000 and 1,716,497, respectively) because they are anti-dilutive.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

14.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	September 30,	September 30,
	2011	2010

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$2,546,300	$324,700
Reversal of warrants reserve on exercise of warrants	156,470	218,455
Fair value of warrants upon completion of private placement	-	35,550
Shares received on sale of resource properties	10,206,250	-

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30,	December 31,
	2011	2010

Cash	$16,972,814	$3,596,119
Government of Canada (T-Bills)	-	4,997,500
Bankers Acceptance	3,001,391	7,494,213
	$19,974,205	$16,087,832

15.	Commitments and contingencies

(a)	The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2011	$8,375
2012	67,000
2013	67,000
2014	75,000
2015	81,000
Thereafter	6,700
$305,075

(b)	The Company entered into a contract with its Chairman for remuneration of $206,250 annually (amended), for two years, renewable for two additional successive terms of 24 months.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

16.	Financial instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $47,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $1,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees, drilling clients and IVA from the Mexican government.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $200,000.

(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company has not hedged any of its potential future gold sales. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

16.	Financial instruments (Continued)

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $27,000.

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$19,974,205	$-	$-	$19,974,205
Marketable securities	795,930	-	-	795,930
Short-term investment	-	-	-	-
	$20,770,135	$-	$-	$20,770,135

17.	Management of capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

18.	Assets classified as held for sale

In December, 2010, the Board of Directors determined that the Elk Property in British Columbia would be offered for sale. The Company completed a Preliminary Economic Assessment on the project outlining the project’s economic parameters and with recent record gold prices, it was determined that this project should be sold to a group that would likely put the mine into production. Closing of the transaction was completed on July 26, 2011.

In September 2011, the Board of Directors determined that the Caballo Blanco Property in Mexico would be offered for sale. Closing of the transaction was completed on October 14, 2011.

	September 30,	December 31,
	2011	2010

Exploration and evaluation assets held for sale	$104,989	$8,760,369
Property, plant and equipment held for sale	-	323,264

Assets classified as held for sale	$104,989	$9,083,633

19.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	September 30,	December 31,
	2011	2010

Canada	$4,700,354	$2,636,633
Mexico	5,191,100	2,665,237
	$9,891,454	$5,301,870

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income. The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	September 30,	December 31,
	2011	2010

Canada	$185,533	$233,875
Mexico	-	-
	$185,533	$233,875

Almaden Minerals Ltd.
(An exploration stage company)
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2011
(Unaudited - Presented in Canadian dollars)

20.	Subsequent events

Caballo Blanco property

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup for a cash consideration of US$2,500,000 and 7,000,000 shares. As part of the transaction, Goldgroup also transferred the remaining 40% interest in the El Cobre property. See Note 9(d).

Almaden Minerals Ltd.	Schedule 1
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$

Professional fees	77,284	44,019	233,499	169,291
Salaries and benefits	74,086	31,964	169,542	100,324
Office and license	50,436	41,835	164,949	110,035
Travel and promotion	93,710	39,224	247,273	143,713
Depreciation	60,532	37,636	174,060	106,681
Insurance	27,075	30,790	80,570	83,951
Rent	39,771	41,768	125,322	121,212
Stock exchange fees	21,139	9,514	124,302	124,639
Directors fees	-	-	35,411	33,495
Transfer agent fees	12,903	5,242	41,791	17,134
	456,936	281,992	1,396,719	1,010,475